

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2018

Brian C. Witherow
Chief Financial Officer
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, Ohio 44870-5259

      Re: Cedar Fair, L.P.
          Form 8-K Furnished February 14, 2018
          File No. 001-09444

Dear Mr. Witherow:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished February 14, 2018

Highlights

1.   In the Highlights section of your earnings release you discuss quarter over quarter increase to Adjusted EBITDA without providing similar discussion in regard to the comparable GAAP measure. We also note that you refer to your prior year results as "record Adjusted EBITDA," without using similar terminology to refer to the comparable GAAP measure. Please revise accordingly. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" ("C&DI") for guidance.

2017 Full-Year Results

2.   In the section titled "2017 Full-Year Results," you provide a detailed discussion and analysis on your Adjusted EBITDA results without providing similar discussion in regards

to the comparable GAAP measure. Please provide similar discussion and analysis of the comparable GAAP measure. Refer to the guidance referenced in above comment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Andrew Mew at 202-551-3377 with any questions.

Division of Corporation Finance
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